

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2023

Tiffany R. Smith
Chief Financial Officer
Lulu's Fashion Lounge Holdings, Inc.
195 Humboldt Avenue
Chico CA 95928

      Re: Lulu's Fashion Lounge Holdings, Inc.
          Form 10-K for Fiscal Year Ended January 1, 2023
          Filed March 14, 2023
          File No. 001-41059

Dear Tiffany R. Smith:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services